SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 4, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE BIOMIRA APPOINTS VICE PRESIDENT TREASURY AND FINANCIAL OPERATIONS
NEWS RELEASE BIOMIRA INC. ANNOUNCES 3rd QUARTER RESULTS
SIGNATURES
EXHIBIT INDEX
Exhibit 32.1
Exhibit 32.2

Exhibits: Reference is made to the Exhibit Index hereto on page 12 and made a part hereof

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA APPOINTS VICE PRESIDENT TREASURY AND FINANCIAL OPERATIONS

EDMONTON, ALBERTA, CANADA — November 03, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today the promotion and appointment of Ronald Helmhold to the position of Vice President, Treasury and Financial Operations.

Mr. Helmhold joined Biomira in 1996 as the Corporate Controller. Since then, he has taken on increasingly demanding responsibilities, as the Company’s requirements evolved. At the time of the promotion and appointment Mr. Helmhold was the Senior Director, Finance.

“We are extremely happy to announce the promotion and appointment of Ron Helmhold as our Vice President, Treasury and Financial Operations,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “In his expanded role, Ron will oversee the development and execution of treasury, tax, and financial operational strategies for Biomira’s global operations. As we move our two lead product candidates through the clinical trial arena and position the company to react swiftly to any potential commercial opportunities, it is important to have outstanding individuals overseeing our financial operations. Ron Helmhold is such a person and will be a valued addition to our Executive.”

Biomira is currently conducting subset analysis on the Phase III Theratope trial in metastatic breast cancer. While the trial did not meet its predetermined statistical endpoints of time to disease progression and survival, one pre-stratified subset of patients, women on hormonal treatment following chemotherapy, appeared to show a favourable trend to improvement in survival in the treatment group. Further analysis of this subset of patients is underway, as well as additional analyses of the complete trial data.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 3rd QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — November 03, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the nine months ended September 30, 2003, reflecting a 37 per cent reduction in net loss as compared to the same period last year.

Financial results for the nine months ended September 30, 2003 indicate a consolidated net loss from operations of $14.3 million or $0.25 per share, compared to $22.8 million or $0.50 per share for the same period in 2002. The lower loss of $8.5 million in 2003 is due to an $8.8 million reduction in gross research and development expenditures, a $1.1 million reduction in general and administrative expenses, a $0.4 million reduction in marketing and business development expenses, and a $0.4 million reduction in amortization of capital assets, offset by lower investment and other income of $1.0 million and lower revenue of approximately $1.2 million. The savings result largely from both the winding down of the Theratope® vaccine Phase III trial and the Company’s cost reduction initiatives previously announced in October 2002.

Contract research and development revenue for the nine months ended September 30, 2003, totalling $2.0 million compared to $3.0 million for the same period in 2002, represents research and development funding received from Merck KGaA of Darmstadt, Germany associated with Theratope and BLP25 Liposomal vaccine. The lower funding level reflects the wind down of the Theratope Phase III metastatic breast cancer clinical trial. Licensing revenues from collaborative arrangements with Merck KGaA represent the amortization of upfront payments received from Merck KGaA upon commencement of the collaboration. The decrease of $0.2 million in year-to-date licensing, royalties and other revenue relates to a one-time research project in 2002.

Research and development expenditures for the nine months ended September 30, 2003 totalled $11.8 million compared to $20.7 million for the same period in 2002. The decrease in research and development expenditures is also attributable to winding down the Theratope Phase III trial. General and administrative expenses for the nine months ended September 30, 2003 declined to $4.4 million compared to $5.5 million for the same period in 2002. Marketing and business development expenditures for the nine months ended September 30, 2003 decreased to $1.0 million compared to $1.4 million for the same period in 2002 and reflect the timing of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

Investment and other income for the nine months ended September 30, 2003, totalling $0.5 million compared to $1.5 million for the same period in 2002, includes income from cash and investments, non-

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operating income, and foreign exchange gains and losses. This decrease is mainly due to lower cash and investment balances and an unrealized foreign exchange loss of $0.4 million for the nine months ended September 30, 2003, compared to an unrealized loss of $0.2 million for the same period in 2002.

Biomira’s financial reserves total $25.9 million in cash and short-term investments as at September 30, 2003. On October 1, 2003, the Company completed a U.S. $16.3 million financing which increased Biomira’s financial reserves to approximately $47 million immediately subsequent to the quarter end.

Theratope

The focus of the third quarter has been the ongoing subset analysis from Biomira’s Phase III Theratope® vaccine study of 1,030 women with metastatic breast cancer.

In June 2003, the Company announced that the results from the prospectively planned analysis from this large pivotal Phase III trial did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients, women on hormonal treatment following chemotherapy, showed a favourable trend to improvement in survival in the Theratope group. Biomira and Merck KGaA of Darmstadt, Germany, Biomira’s collaborator for both Theratope and BLP25, hope to discuss data from the trial and the subset analysis with the regulatory agencies, likely in early 2004.

The data from the final analysis of the Theratope Phase III clinical trial is scheduled to be presented at the 26th Annual San Antonio Breast Cancer Symposium (SABCS) being held at the Henry B. Gonzalez Convention Center in San Antonio, December 3-6, 2003. This international symposium is believed to be the largest breast cancer medical conference in the world. David W. Miles, MD, BSc, FRCP, Senior Lecturer and Honorary Consultant in Medical Oncology at Guy’s Hospital in London, England and principal investigator for the Phase III trial is scheduled to present the results in an oral presentation. The presentation is scheduled to be during General Session # 5. This session is scheduled to begin at 9:30 a.m. Central Time on Saturday, December 6, 2003. Dr. Miles’ presentation is planned to include details of the previously announced results of the Phase III clinical trial, as well as providing an update on the continuing analysis of the pre-stratified subset of women on hormonal therapy.

“The San Antonio Breast Cancer Conference is an extremely prestigious location to present our Phase III data. This will give the scientific community, oncologists and other interested parties, a first-hand look at the large data set from this important breast cancer study and the interesting trends observed in the subset of patients on hormonal therapy plus Theratope,” said Alex McPherson, MD, PhD, President and CEO of Biomira.

Biomira and Merck KGaA continue to enrol women into a Phase II study of women being treated for metastatic breast cancer with either aromatase inhibitors or Faslodex® (fulvestrant), an estrogen-receptor antagonist. This trial is being managed by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals, Inc. Full enrolment is expected in the first half of 2004. The Companies have added additional sites in the U.S., bringing the total to 17 sites, with another two sites under consideration, in order to enrol this trial as quickly as possible. Patients in this trial are at an earlier stage in their disease than those in our Phase III trial and data from this trial may be complementary to the data collected from the Phase III trial, especially as it relates to the subset of women in the Phase III trial who received hormonal treatment plus Theratope.

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BLP25 Phase IIb Study in Non-Small Cell Lung Cancer (NSCLC)

Biomira and Merck KGaA are also preparing for the final analysis of the Phase IIb BLP25 study in NSCLC. This trial has been fully enrolled with 171 patients from both Canada and the United Kingdom. The trial has not yet reached the number of clinical events that would trigger the final analysis under the current clinical development plan. The final analysis results are currently expected in Q1/2004.

Financial Update

On September 22nd, Biomira announced a U.S. $16.3 million financing with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. The Company sold nine million common shares at an issue price of U.S. $1.81, which represented a premium of 7.6 per cent over the U.S. $1.682 average of the closing bid price of Biomira common shares as quoted on the Nasdaq National Market for the five trading days up to and including September 18, 2003.

Each purchaser participating in the offering received 0.23 warrants for every common share purchased in the offering. Collectively, the purchasers received 2,070,000 warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.30. The warrants have an approximately two-year term, expiring September 18, 2005, and cannot be exercised until after March 18, 2004. The placement agent also received 30,000 warrants with terms similar to those of the investor warrants, with the exception of a longer “no exercise” period of approximately one year.

“Biomira has a financial goal of ensuring sufficient funds to aggressively move our two lead product candidates to the next level and this financing will assist the Company in accomplishing this,” said Edward Taylor, Chief Financial Officer and Vice President, Finance and Administration.

Merck KGaA

Biomira’s collaborator for Theratope and BLP25 is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	September 30, 2003	December 31, 2002

	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$15,017	$8,507
Short-term investments	10,929	28,682
Accounts receivable	567	1,207
Prepaid expenses	375	497

	26,888	38,893
Capital assets (net)	738	1,076

	$27,626	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,881	$8,580
Accrued interest on convertible debentures	—	28
Current portion of capital lease obligation	119	169
Current portion of deferred revenue	1,053	1,053

	5,053	9,830
Capital lease obligation	25	96
Deferred revenue	6,934	7,724
Class A preference shares	30	30

	12,042	17,680
SHAREHOLDERS’ EQUITY
Share capital	342,864	328,537
Convertible debentures	—	7,614
Warrants	4,536	3,338
Contributed surplus	8,901	8,901
Deficit	(340,717)	(326,101)

	15,584	22,289

	$27,626	$39,969

Common Shares Issued and Outstanding	63,545,232	53,795,573

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE
Contract research and development	$414	$1,077	$1,951	$3,016
Licensing revenue from collaborative agreements	264	264	790	790
Licensing, royalties and other revenue	1	39	1	222

	679	1,380	2,742	4,028

EXPENSES
Research and development	3,433	6,978	11,847	20,671
General and administrative	1,323	1,630	4,401	5,483
Marketing and business development	390	312	967	1,378
Amortization of capital assets	112	227	350	727

	5,258	9,147	17,565	28,259

OPERATING LOSS	(4,579)	(7,767)	(14,823)	(24,231)
Investment and other income	150	389	458	1,523
Interest expense	(6)	(11)	(17)	(36)
Gain on disposal of capital assets	—	—	58	—

LOSS BEFORE INCOME TAXES	(4,435)	(7,389)	(14,324)	(22,744)
Income tax provision	(15)	(19)	(18)	(65)

NET LOSS	$(4,450)	$(7,408)	$(14,342)	$(22,809)

BASIC AND DILUTED LOSS PER SHARE	$(0.08)	$(0.16)	$(0.25)	$(0.50)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	59,145	52,817	59,145	52,817

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
DEFICIT, BEGINNING OF PERIOD	$(336,267)	$(308,156)	$(326,101)	$(290,116)
Net loss for the period	(4,450)	(7,408)	(14,342)	(22,809)
Accretion of convertible debentures	—	(1,031)	(713)	(3,259)
Interest, foreign exchange gain/loss, and carrying charges on debentures	—	(95)	439	(506)

DEFICIT, END OF PERIOD	$(340,717)	$(316,690)	$(340,717)	$(316,690)

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(4,450)	$(7,408)	$(14,342)	$(22,809)
Add items not affecting cash:
Amortization of capital assets	112	227	350	727
Gain on disposal of capital assets	—	—	(58)	—
Unrealized foreign exchange (gain)/loss	(187)	(166)	233	(20)
Net change in non-cash balances from operations	(212)	(244)	(4,746)	(5,275)

	(4,737)	(7,591)	(18,563)	(27,377)
INVESTING
Decrease in short-term investments	7,442	5,213	17,753	20,652
Purchase of capital assets	(12)	(142)	(12)	(266)
Proceeds on disposal of capital assets	—	—	73	—

	7,430	5,071	17,814	20,386
FINANCING
Proceeds on issue of common shares, net of issue costs	6	1,433	15,524	4,158
Proceeds from convertible debentures, net of financing costs	—	—	—	(24)
Repayment of convertible debentures	—	(4,118)	(7,826)	(11,063)
Interest on convertible debentures	—	(153)	(91)	(748)
Repayment of capital lease obligation	(38)	(50)	(115)	(162)

	(32)	(2,888)	7,492	(7,839)
Effect of exchange rate fluctuations on cash and cash equivalents	187	166	(233)	20

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,848	(5,242)	6,510	(14,810)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,169	13,221	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$15,017	$7,979	$15,017	$7,979

(Cdn$ 1.00 = US$ 0.74)

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Biomira Company Contacts:

Jane Tulloch Director Investor Relations 780-490-2812	Ronald Helmhold Vice President, Treasury and Financial Operations 780-490-2808

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This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: November 4, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

EXHIBIT INDEX

Exhibit No	Description

32.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the Third Quarter financial results for the period ending September 30, 2003, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the Third Quarter financial results for the period Ending September 30, 2003, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002